SECURITIES AND EXCHANGE COMMISSION   Registrant File
                                                            Number 333-40467

                             Washington, D.C. 20549


                                   ----------

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

CHECK IF AN  APPLICATION  TO  DETERMINE  ELIGIBILITY  OF A TRUSTEE  PURSUANT  TO
SECTION 305(b)2 |X|

                         U.S. BANK NATIONAL ASSOCIATION
                     F.K.A. FIRST BANK NATIONAL ASSOCIATION
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               (Exact name of Trustee as specified in its charter)

         United States                                     41-0417860
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(State of Incorporation)                               (I.R.S. Employer
                                                      Identification No.)

         First Trust Center
         180 East Fifth Street
         St. Paul, Minnesota                                     55101
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(Address of Principal Executive Offices)                      (Zip Code)



                  EMPIRE FUNDING HOME LOAN OWNER TRUST 1998-1
--------------------------------------------------------------------------------
               (Exact name of obligor as specified in its charter)

         Delaware                                        Not Yet Received
--------------------------------------------------------------------------------
(State of Incorporation)                                (I.R.S. Employer
                                                       Identification No.)
         c/o Wilmington Trust Company
         Rodney Square North
         1100 North Market Street
         Wilmington, DE  19890-001
--------------------------------------------------------------------------------
(Address of Principal Executive Offices, Zip Code)



                  Empire Funding Home Loan Owner Trust 1998-1,
                  Home Loan Asset Backed Notes, Series 1998-1
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                       (Title of the Indenture Securities)

                                     GENERAL

1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

       (a) Name and address of each examining or supervising authority to which it is subject.
                  Comptroller of the Currency
                  Washington, D.C.

       (b)    Whether it is authorized to exercise corporate trust powers.
                  Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS. If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.
                  None

       See Note following Item 16.

       Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS. List below all exhibits filed as a part of this statement of eligibility and qualification.

       1.     Copy of Articles of Association.*

       2.     Copy of Certificate of Authority to Commence Business.*

       3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).*

       4.     Copy of existing By-Laws.*

       5.     Copy of each Indenture referred to in Item 4.  N/A.

       6.     The consents of the Trustee required by Section 321(b) of the act.

       7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority incorporated by reference to File Number 333-26679.

 * Incorporated by reference to File Number 333-30939.


                                      NOTE

     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.


                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, U.S. Bank National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 23rd day of January, 1998.

                                            U.S. BANK NATIONAL ASSOCIATION



                                            /s/ Richard H. Prokosch
                                            -----------------------
                                            Richard H. Prokosch
                                            Assistant Vice President




/s/ James T. Kaufman
------------------------
James T. Kaufman
Assistant Secretary

                                    EXHIBIT 6

                                     CONSENT

     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated:  January 23, 1998


                                            U.S. BANK NATIONAL ASSOCIATION


                                            /s/ Richard H. Prokosch
                                            -----------------------
                                            Richard H. Prokosch
                                            Assistant Vice President